`                          Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140

                                  May 30, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed February 22, 2013
    File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of March 8, 2013, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF DEVELOPMENT STAGE ACTIVITIES, PAGE 20

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 3. HOWEVER, PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A ROBUST COMPARATIVE DISCUSSION OF CHANGES IN YOUR OPERATING RESULTS, INCLUDING THE QUALITATIVE AND QUANTITATIVE FACTORS IMPACTING BOTH REVENUE AND EXPENSES.

Response:

We have revised our disclosure to include a robust comparative discussion of changes in our operating results, including the qualitative and quantitative factors impacting both revenue and expenses. See disclosure beginning on page 20 of our amended filing.

PROPOSED MILESTONES TO IMPLEMENT OUR BUSINESS OPERATION, PAGE 26

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4 AND REISSUE. PLEASE REVISE THIS SECTION TO CLARIFY THAT YOU INTEND TO USE THE PROCEEDS OF THIS OFFERING AND REVENUE FROM YOUR FUTURE BUSINESS OPERATIONS TO ACCOMPLISH THE BUSINESS GOALS DISCLOSED ON PAGES 26 TO 32. IN ADDITION, PLEASE DISCLOSE THE AMOUNT OF REVENUE FROM FUTURE BUSINESS OPERATIONS NECESSARY TO ACCOMPLISH YOUR PLAN OF OPERATION.

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Response:

We have revised the disclosures accordingly. See pages 24 and 27 of our amended filing.

APPROACH SMALL TO MEDIUM SIZED BUSINESSES IN SPAIN, PAGE 27

3. WE NOTE YOUR STATEMENTS ON PAGES 27 AND 31 OF YOUR BELIEF THAT A MINIMUM OF THREE COMPANIES, IF YOU RAISE THE MINIMUM AMOUNT OF PROCEEDS IN THIS OFFERING, AND A MINIMUM OF TEN COMPANIES, IF YOU RAISE THE MAXIMUM AMOUNT OF PROCEEDS IN THIS OFFERING, WILL SWITCH OVER TO YOUR COMPANY. PLEASE REVISE TO CLARIFY, CONSISTENT WITH YOUR RESPONSE TO OUR PRIOR COMMENT 5, THAT THESE BELIEFS ARE RELATED MORE TO THE AMOUNT OF VEHICLES YOU CAN PROVIDE THAN THE ABILITY TO CONVERT THESE COMPANIES TO YOUR SERVICES.

Response:

We have clarified our statements on pages 26 and 30 of our amended filing.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2- BASIS OF PRESENTATION AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, PAGE F-7

VEHICLES, PAGE F-7

4. YOU INDICATE THAT, WHEN VEHICLES COME OUT OF THE "EASY CAR LEASING" PROGRAM AND GO INTO THE "RENT-TO-OWN" SCHEME, DEPRECIATION STOPS, AND THEN MANAGEMENT REASSESSES THE RESIDUAL VALUE OF THE VEHICLES AND ADJUSTS THE DEPRECIATION ACCORDINGLY. HOWEVER, CHANGES IN THE RESIDUAL VALUE OF VEHICLES SHOULD BE REASSESSED AT EACH REPORTING PERIOD, INCLUDING WHEN VEHICLES ARE IN THE "EASY CAR LEASING" PROGRAM, IN ORDER TO ENSURE THAT CHANGES IN THE RESIDUAL VALUE OF VEHICLES ARE APPROPRIATELY REFLECTED. PLEASE REVISE YOUR DEPRECIATION POLICY, AS APPROPRIATE.

Response:

We have reworded our depreciation policy accordingly. Please refer to Note 2 (Basis of Presentation and Recently Issued Accounting Pronouncements: Property and Equipment) and Note 4 (Vehicles and Property and Equipment) of the footnotes to the December 31, 2012 and 2011 audited financial statements; and also to Notes 2 & 4 of the March 31, 2013 and March 31, 2012 reviewed financial statements.

REVENUE RECOGNITION, PAGE F-8

5. YOU STATE THAT YOUR 36-MONTH "RENT-TO-OWN" TRANSACTIONS ARE IN EFFECT INSTALLMENT SALES AND THAT, IN MANAGEMENT'S OPINION, THEY SHOULD BE TREATED AS SUCH. MANAGEMENT'S CONCLUSION APPEARS BASED ON THE NOTION THAT THE TRANSACTION MEETS THE SALES-TYPE LEASE CRITERIA SET FORTH IN ASC TOPIC 840. PLEASE NOTE THAT THE ACCOUNTING REQUIREMENTS FOR RECOGNIZING A TRANSACTION AS AN INSTALLMENT SALE ARE SET FORTH WITHIN ASC TOPIC 605-10-25-3, NOT ASC

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     TOPIC 840. IF YOU BELIEVE THAT THE  TRANSACTION  MEETS THE  DEFINITION OF A
     SALES-TYPE LEASE UNDER ASC TOPIC 840, PLEASE TELL US WHY YOU DID NOT ACCOUNT FOR THE TRANSACTION AS A SALES-TYPE LEASE AND WHY YOU DID NOT RECOGNIZE AMOUNTS IN ACCORDANCE WITH ASC TOPIC 840-30-30-8 THROUGH ASC TOPIC 840-30-30-10.

Response:

We have treated the Rent-to-Own transactions as sales type leases and the Company has made a provision for possible non-collectability of the capital asset sales receivable and allocated 5% of these receivables to an allowance account. Finally, the Company has made a provision for possible bad debt on the capital assets sold during the year 2012; hence, deferring 10% of the revenues until such a time that the "Rent to Own" contracts are completely paid and title of the vehicle is passed over to the client.

6. WE NOTE YOUR RESPONSE TO COMMENT 11. IN THIS REGARD, PLEASE PROVIDE US WITH A COPY OF YOUR STANDARD "RENT-TO-OWN" AGREEMENT.

Response:

A copy of our standard "Rent-to-Own" agreement has been filed as Exhibit 10.9 to our amended filing.

7. THE SUPPORT PROVIDED IN YOUR RESPONSE TO COMMENT 12 DOES NOT PROVIDE SUFFICIENT EVIDENCE TO CONCLUDE THAT COLLECTABILITY IS REASONABLY ASSURED. IN PARTICULAR, YOU INDICATE THAT EACH VEHICLE IN THE AUTOOASIS FLEET IS FITTED WITH A VEHICLE TRACKING DEVICE WHICH ENABLES THE CAR TO BE TRACKED AND ULTIMATELY STOPPED AND REPOSSESSED. IN THIS REGARD, THE ABILITY TO REPOSSESS DOES NOT PROVIDE REASONABLE ASSURANCE REGARDING COLLECTABILITY. ADDITIONALLY, THE INCLUSION OF SUCH A TRACKING DEVICE APPEARS TO INDICATE THAT YOU HAVE SIGNIFICANT CONCERNS WITH REGARD TO THE COLLECTABILITY OF AMOUNTS. PLEASE PROVIDE US WITH ADDITIONAL EVIDENCE REGARDING COLLECTABILITY.

Response:

The tracking devices are just a safeguard and not assurance of collectability. Assurance of collectability is based on management's estimates and empirical evidence and also years of experience. In any case, the Company has made a provision for possible non-collectability of the capital asset sales receivable and allocated 5% of these receivables to an allowance account.

GENERAL

8. WE NOTE THAT UPDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012 WILL BE PROVIDED IN A FURTHER AMENDMENT. PLEASE NOTE THAT, WHEN ADDITIONAL AUDITED FINANCIAL STATEMENTS ARE PROVIDED IN AN AMENDMENT, THE STAFF MAY REQUIRE SIGNIFICANT ADDITIONAL TIME TO REVIEW THE AMENDMENT.

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Response:

We have included our updated audited financial statements for the years ended December 31, 2012 and 2011. We have also included the interim March 31, 2013 and March 31, 2012 interim (unaudited) financial statements.

9. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IN THE AMENDMENT.

Response:

We have filed as an exhibit the updated consent from our independent registered public accounting firm.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                                  WiseLaw, P.C.
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer


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